Supplementary Financial Information - Unaudited Financial Results and Management Commentary for the Three Months and Year Ended December 31, 2017

The enclosed information contains unaudited financial information for the three months and year ended December 31, 2017, together with commentary by management regarding the results reflected in that information. All of the information contained in this document is unaudited and is supplemental to APUC’s annual audited financial statements and management’s discussion and analysis thereon to be filed on SEDAR.